Patricia L. Roberts
                               Assistant Secretary
                         Southern Company Services, Inc.
                         30 Ivan Allen Jr. Boulevard, NW
                                Atlanta, GA 30308
                                  404-506-0542





September 20, 2007




Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn:    Ms. Ellie Quarles
         Special Counsel

Re:      The Southern Company (Southern)
         Definitive 14A
         Filed April 11, 2007
         File No. 1-03526

The purpose of this correspondence is in response to the comments received from the Securities and Exchange Commission (SEC) under letter dated August 21, 2007 relating to Southern's 2007 proxy statement. We hereby notify you that Southern will be providing written responses to the SEC's comments by no later than Friday, October 19, 2007.


Sincerely,


/s/Patricia L. Roberts



PR/rc